UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42723

GRANDE GROUP LIMITED

(Translation of registrant’s name into English)

Suite 2701, 27/F., Tower 1,
Admiralty Center, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

This Report on Form 6-K (this “Report”) is being filed by Grande Group Limited (the “Company”) to report the resignation of its Chief Executive Officer and the appointment of new directors and officers of the Company.

Resignation of Chief Executive Officer

On August 28, 2026, Ms. Yujie, CHEN resigned as the Chief Executive Officer of the Company, effective September 7, 2026. Ms. Chen’s resignation as CEO was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Ms. Chen will continue to serve as the Director and Chairperson of the Board of Directors of the Company.

Appointment of Director and Chief Executive Officer

On September 7, 2026, the Board of Directors (the “Board”) the Nominating Committee, and the Compensation Committee each approved, by resolution, and appointed Mr. Shihao, LIU (“Mr. Liu”) as the Company’s Director and Chief Executive Officer, effective September 8, 2026, replacing Ms. Yujie, CHEN as the Chief Executive Officer.

In connection with the appointment, the Company entered into an employment agreement with Mr. Liu dated September 7, 2026 (the “Employment Agreement”), pursuant to which Mr. Liu will receive an annual salary of HK$120,000 (approximately US$15,385), payable on a monthly basis, for his services as the Company’s Director and Chief Executive Officer. A copy of the Employment Agreement is filed as Exhibit 10.1 to this Report.

The biography for Mr. Liu is set forth below:

Mr. Shihao, LIU, age 31, is the Company’s Director and Chief Executive Officer. Mr. Liu is an experienced corporate finance and capital markets professional. From March 2026 to present, Mr. Liu has been serving as the Chief Financial Officer of Agencia Comercial Spirits Ltd (Nasdaq: AGCC), where he oversees the company’s overall financing strategy and capital market roadmap. From September 2023 to present, Mr. Liu has been serving as the Director of Cornerstone Financial Holdings Limited (HKEX: 8112.HK), where he supervises the daily operation and business lines of the group’s securities subsidiaries. Mr. Liu also served various roles in Cornerstone Financial Holdings Limited and its subsidiaries, including, Senior Business Analysis Manager and Licensed Representative from July 2019 to August 2021. From July 2023 to July 2025, Mr. Liu served as the Chief Financial Officer of Hong Kong Mars Culture Media Limited, where he led commercial negotiations and transaction structure design for the company’s overseas investment and M&A projects. From November 2021 to July 2023, Mr. Liu served as an Executive Director of Windmill Group Limited (HKEX: 1850.HK), taking charge of the company’s financing plans and liaising with securities brokers to complete rights issues and placements. From August 2021 to March 2022, Mr. Liu served as an Executive Director of Detai New Energy Group Limited (HKEX: 559.HK), where he served as a member of the company’s investment committee, reviewing and supervising all material investment projects. Mr. Liu holds a Bachelor’s Degree in Mechatronic Engineering from Chongqing University (2013-2017) and a Master’s Degree in Finance from City University of Hong Kong (2018-2019).

Mr. Liu does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Employment Agreement attached hereto as Exhibits 10.1, which is incorporated herein by this reference.

Appointment of Independent Director

On September 7, 2026, the board of directors of the Company (the “Board”) increased the size of the Board by one director, pursuant to amended and restated memorandum and articles of association of the Company, and approved the appointment of Ms. Ronger Fu (“Ms. Fu”), age 32, as an independent director of the Company, effective September 8, 2026.

Ms. Fu accepted the positions. Pursuant to the independent director agreement between Ms. Fu and the Company, Ms. Fu hold such office until the director’s earlier death, disqualification, resignation or termination from office in accordance with the director agreement, the amended and restated memorandum and articles of association of the Company, or any applicable laws, rules, or regulations. In connection with his appointment, Ms. Fu will be entitled to receive the Company’s standard compensation provided to independent directors, pursuant to the independent director agreement between Ms. Fu and the Company.

Ms. Fu will also serve as a member of the audit committee, compensation committee and nominating committee of the Company. The Board assessed the independence of Ms. Fu under the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Ms. Fu is independent.

The biography for Ms. Fu is set forth below:

Ms. Ronger, FU, age 32, is the Company’s Independent Director. Ms. Fu has extensive experience in business development, marketing, and art industry management. From November 2024 to present, Ms. Fu has been serving as the Marketing Manager at Zhaode Hong Kong Company Limited, where she formulates and executes marketing strategies for the art business, translating market insights into concrete go-to-market plans, and identifying and approaching collaboration opportunities with target investors to expand the firm’s art investment network. From May 2020 to present, Ms. Fu has been serving as an Auctioneer at Yongle Auction in Beijing, where she orchestrates and hosts live auctions, responsible for pre-auction planning, on-site hosting, and post-auction settlement. Ms. Fu holds a Bachelor of Arts in Broadcasting & Hosting from Chongqing University (2011-2015).

Ms. Fu does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K. The foregoing description of the independent director agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Independent Director Offer Letter attached hereto as Exhibits 10.2, which is incorporated herein by this reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement By and Between the Company and Mr. Shihao, LIU, dated September 7, 2026
10.2	Independent Director Offer Letter By and Between the Company and Ms. Ronger, FU, dated September 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2026	Grande Group Limited

	By:	/s/ Yujie, CHEN
	Name:	Yujie, CHEN
	Title:	Director and Chair of the Board

3